02018678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25884

RECEIVED MAR 0 4 2002 143 SEC PROCESSING SECTION WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunGard Institutional Brokerage Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 36th Floor
(No. and Street)

New York (City) | New York (State) | 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeanne Victore Crisci 212-835-2629
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) | New York (City) | New York (State) | 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeanne Victore Crisci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc., as of 12/31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Jeanne Victore Crisci
Signature

President
Title

Notary Public

PETER CRISCI
Notary Public, State of New York
No. 4812502
Qualified In Westchester County
Term Expires March 30, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Shareholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 to 11 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Shareholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. The financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Investment in money market funds, at fair value, on deposit at clearing broker	$ 951,590
Due from Parent	722,903
Due from clearing brokers	1,001,611
Tax refunds receivable	122,889
Deferred tax asset	68,274
Prepaid expenses	907,306
Fixed assets, at cost, less accumulated depreciation of $174,963	1,680,520
Total assets	$ 5,455,093
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable and accrued expenses	881,605
Total liabilities	881,605
Shareholder's equity	
Common stock, $.10 par value; 200 shares authorized, issued and outstanding	20
Additional paid-in capital	152,077
Retained earnings	4,421,391
Total shareholder's equity	4,573,488
Total liabilities and shareholder's equity	$ 5,455,093

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Institutional Brokerage Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of SunGard Investment Ventures Inc. ("SunGard") whose ultimate parent is SunGard Data Systems, Inc. The Company conducts business on behalf of its customers with clearing brokers located in New York City. These customers are principally investment advisors, who are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company generates income from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries. In addition, the Company generates income by offering its customers an electronic order routing network for placing securities trades through brokers and ECNs.

Investment in money market fund, at fair value, on deposit at clearing broker, consists entirely of a BNY Clearing Services LLC ("BNY") money market fund and is accounted for on a trade date basis. The investment may be pledged at the discretion of BNY. The investment is recorded at fair value based upon quoted market values as of the close of business.

Fixed assets are depreciated on a straight-line basis over their estimated useful lives of two to ten years.

At December 31, 2001, the Company's assets and liabilities are carried at fair value or amounts approximating fair value.

2. Related-Party Transactions

All intercompany balances are guaranteed by SunGard and have been netted for financial statement purposes.

3. Fixed Assets

As of December 31, 2001 fixed assets included the following:

Software	$ 1,479,997
Telecommunications equipment	152,689
Computer	143,032
Furniture and fixtures	79,765
	1,855,483
Accumulated depreciation	(174,963)
Total	$ 1,680,520

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $662,599, which exceeded the minimum requirement of $58,773 by $603,826. The Company's net capital ratio was 1.33 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

5. Income Taxes

The Company is part of a federal consolidated tax return with SunGard. Pursuant to an informal tax-sharing agreement, the Company computes its federal tax provision on a separate-company basis. The Company files, on a separate-return basis, for state and local income tax purposes.

At December 31, 2001, the Company had a deferred tax asset of $68,274, which is attributable to net operating loss carryforwards. A valuation allowance has not been placed against the deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized.

6. Due from Clearing Brokers

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of clearance agreements. Customer activity is transacted on a cash basis in which full payment is required upon settlement of trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. As of December 31, 2001, amounts were owed to the clearing brokers by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2001, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owed.

The Company is subject to credit risk should the clearing brokers be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate nonperformance by these counterparties.

7. Commitments

During 2001, the Company entered into new five year operating lease in Missouri for which the minimum future rental payments are as follows:

2002	$ 168,725
2003	175,286
2004	180,753
2005	180,753
2006	154,818
	$ 860,335